UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis, State of
Santa Catarina, 88032-005, Brazil
+55 (47) 3281-9500
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

VITRU LIMITED

TABLE OF CONTENTS

ITEM
1.

CESUMAR – Centro de Ensino Superior de Maringá Ltda. — Unaudited condensed interim financial statements of CESUMAR – Centro de Ensino Superior de Maringá Ltda. as of June 30, 2021 and for the six months ended June 30, 2021 and 2020.

2.	CESUMAR – Centro de Ensino Superior de Maringá Ltda. — Audited financial statements of CESUMAR – Centro de Ensino Superior de Maringá Ltda. as of and for the years ended December 31, 2020 and 2019.
3.	Vitru Limited — Unaudited pro forma condensed consolidated financial information of Vitru Limited as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020.

Item 1

CESUMAR – Centro de Ensino Superior de Maringá Ltda. — Unaudited condensed interim financial statements of CESUMAR – Centro de Ensino Superior de Maringá Ltda. as of June 30, 2021 and for the six months ended June 30, 2021 and 2020.

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim balance sheet as at

All amounts in thousands of reais

Assets	June 30, 2021	December 31, 2020	Liabilities and equity	June 30, 2021	December 31, 2020

Current assets			Current liabilities
Cash and cash equivalents (Note 5)	221,155	129,042	Borrowings (Note 14)	13,698	16,569
Trade receivables (Note 6)	57,188	45,848	Trade payables (Note 16)	21,880	20,232
Advances (Note 7)	63,210	54,412	Obligations and social charges (Note 17)	33,436	24,873
Inventories (Note 10)	3,092	3,101	Taxes payable (Note 18)	6,159	7,774
Prepaid expenses	1,067	487	Related parties (Note 8)	27	26
Recoverable taxes (Note 9)	4,994	4,956	Lease liabilities (Note 15)	1,376	1,961
Other assets (Note 11)	2,501	4,579	Other payables (Note 16)	7,307	11,518
	353,207	242,426		83,884	82,953

			Non-current liabilities
Non-current assets			Borrowings (Note 14)	20,294	23,248
Trade receivables (Note 6)	12,134	15,962	Lease liabilities (Note 15)	2,640	2,170
Related parties (Note 8)	1,509	1,543	Provision for civil, labor and tax risks (Note 19)	14,584	15,067
Advances (Note 7)	4,661	5,871	Government grants	3,526
Other assets (Note 11)	1,735	1,550		41,044	40,485
Deferred taxes (Note 25)	16,665	15,948

			Equity (Note 20)
Property and equipment (Note 12)	287,650	278,555	Share Capital	58,500	58,500
Leases right-of-use (Note 15)	3,764	3,914	Capital reserve	39,548	39,548
Intangible assets (Note 13)	12,362	13,233	Retained earnings	470,711	357,516

Total non-current assets	340,480	336,575		568,758	455,563

Total assets	693,687	579,001	Total liabilities and equity	693,687	579,001

The accompanying notes are an integral part of these condensed interim financial statements.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim statement of income

Six-month period ended June 30

All amounts in thousands of reais

	2021	2020

Continuing operations
Net revenue (Note 21)	356,266	302,238
Cost of services and sales (Note 23)	(82,246)	(72,465)

Gross profit	274,019	229,773

Operating expenses
Selling expenses (Note 23)	(27,725)	(21,465)
Net impairment losses on financial assets	(12,063)	(12,037)
General and administrative expenses (Note 23)	(105,126)	(95,961)
Other operating income and expenses (Note 22)	(595)	1,901

Operating profit before finance result	128,511	102,212

Finance result, net (Note 24)
Finance income	6,810	4,165
Finance costs	(6,539)	(5,378)

	271	(1,214)

Profit before income tax and social contribution	128,782	100,998

Income tax and social contribution (Note 25)	(5,962)	(6,410)

Profit for the period	122,820	94,589

The accompanying notes are an integral part of these condensed interim financial statements.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim statement of comprehensive income

Six-month period ended June 30

All amounts in thousands of reais

	2021	2020

Profit for the period	122,820	94,589
Other comprehensive income	-	-

Total comprehensive income for the period	122,820	94,589

The accompanying notes are an integral part of these condensed interim financial statements.

1-3

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim statement of changes in equity

All amounts in thousands of reais

		Reserves
	Share Capital			Retained earnings
		Donations	Capital		Total

At December 31, 2019	58,500	11	39,537	228,763	326,811

Profit for the period				94,589	94,589
Dividends distributed				(12,770)	(12,770)

At June 30, 2020	58,500	11	39,537	310,582	408,630

At December 31, 2020	58,500	11	39,537	357,515	455,563

Profit for the period				122,820	122,820
Dividends distributed				(9,624)	(9,624)

At June 30, 2021	58,500	11	39,537	470,711	568,759

The accompanying notes are an integral part of these condensed interim financial statements.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Condensed interim statement of cash flows at June 30

All amounts in thousands of reais unless otherwise stated

	2021	2020
Cash flows from operating activities

Profit before income tax and social contribution	128,782	100,998

Adjustments for:
Depreciation and amortization (Note 23)	10,694	10,210
Depreciation of right-of-use assets (Note 15)	1,014	1,463
Loss on disposal of property and equipment (Note 22)	2,668	11
Impairment of trade receivables and advances	12,063	12,037
Interest and monetary variations, net (Note 15)	821	596

Changes in assets and liabilities:
Trade receivables (Note 6)	(18,423)	(23,096)
Advances (Note 7)	(8,740)	(2,449)
Inventories (Note 10)	10	(298)
Recoverable taxes (Note 9)	(37)	(1)
Related parties (Note 8)	36	114
Other current and non-current assets (Note 11)	1,313	622
Trade payables (Note 16)	1,648	(5,017)
Obligations and social charges (Note 17)	8,564	10,192
Taxes payable (Note 18)	(1,615)	1,382
Other current and non-current liabilities	(4,694)	(9,326)

Cash from operations	134,102	97,436

Interest paid (Note 14)	(137)
Income tax and social contribution paid	(6,679)	(5,580)

Net cash provided by operating activities	127,244	91,856

Cash flows from investing activities
Purchases of property and equipment (Note 12)	(16,470)	(31,558)
Purchases of intangible assets (Note 13)	(1,590)	(1,377)

Net cash used in investing activities	(18,060)	(32,935)

Cash flows from financing activities
Proceeds from borrowings (Note 14)	-	40,000
Payment of borrowings (Note 14)	(6,327)	(2,017)
Payment of leases (Note 15)	(1,162)	(1,914)
Dividends paid to quotaholders (Note 20)	(9,624)	(12,770)

Net cash (used in) provided by financing activities	(17,113)	23,299

Net increase in cash and
cash equivalents for the period	92,113	82,220

Cash and cash equivalents at the beginning of the period	129,042	26,833

Cash and cash equivalents at the end of the period	221,155	109,053

1-5

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

1	General information

1.1	Operations

Cesumar - Centro de Ensino Superior de Maringá Ltda. (the “Entity”) is a limited liability entity headquartered in the city of Maringá, State of Paraná – Brazil.

In addition to its head office, the Entity has three other campuses in the following cities of the State of Paraná: Curitiba, Ponta Grossa and Londrina and 1 (one) campus in the city of Corumbá-MS. The Entity also has a presence all over Brazil through distance learning (EAD) units, with 747 units (2020 - 701) (unaudited).

The Entity is primarily engaged in the provision of educational, cultural, scientific and social services, at several educational levels, through the offering of graduation, extension and specialization courses for people in public and private enterprises.

The issue of these condensed interim financial statements was authorized by the Entity’s Executive Board on October 20, 2021.

Purpose of financial statements

These financial statements have been prepared for inclusion in VITRU Limited’s Registration Statement with the United States Securities and Exchange Commission (SEC), pursuant to Rule 3-05 of Regulation SX under the Securities Act (“Rule 3-05”).

1.2	Basis of preparation

The condensed interim financial statements have been prepared in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the interim financial statements, which is consistent with the information utilized by management in the performance of its duties.

The condensed interim financial statements at June 30, 2021 do not incorporate all the notes and disclosures required by accounting standards for annual financial statements, as their purpose is to provide an update of significant activities, events, and circumstances in relation to those annual financial statements. Therefore, these condensed interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2020, issued on October 22, 2021.

The condensed interim financial statements have been prepared consistently with the accounting policies disclosed in Note 2 to the financial statements at December 31, 2020, already aggregating the changes in accounting policies of the standards that became effective as from January 1, 2020. There are no new standards to be applied for 2021.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

1.3	Covid-19 impacts

The Entity has been monitoring the spread of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization (WHO). The Entity has been following the decisions of the WHO and the guidance of the Ministry of Health and decisions of the State and Municipal governments, and, since March 2, 2020, has been adopting measures to fight the COVID-19 pandemic, aiming to safeguard the health and interests of all the parties involved in the activities of the institution and preserve business continuity.

As regards onsite teaching, from March 20, 2020 the Entity’s onsite undergraduate and graduate education activities were replaced by remote activities through the digital platform “Studeo”, to ensure the learning process of students, without affecting the completion of the activities of the semester. The 2021 school year began on February 15 and classes returned in a hybrid form; a different group of students have onsite classes each week, and the other students have classes via the digital platform.

The Entity’s distance learning activities were not impacted and onsite tests were replaced by online tests. The new enrollment and re-enrollment processes continue as usual, with no initial impact on the recognition of revenue of enrolled students.

As to the Entity’s administrative activities, it adopted measures such as the change from onsite work to remote work from March 23, 2020, for positions that permit this type of system. There is no estimated date for the return of employees to onsite classes.

Despite the circumstances imposed by Covid-19, the Entity reported a profit before taxes for the second quarter of 2021 of R$130,017, 28% higher if compared to the same period of 2020, due to the increase in the number of students by 36%, mainly from EAD. The default rate averaged 20.88%, increasing by 3% compared to the same period last year (17.88% in 2020), the variation is attributed to the effects and prolongation of the pandemic.

2	Critical accounting estimates and judgments

The critical accounting estimates and judgments used in the preparation of the condensed interim financial statements are consistent with those disclosed in the financial statements at December 31, 2020.

3	Financial risk management

3.1	Financial risk factors

The Entity’s activities expose it to a variety of financial risks: market risk (including cash flow or fair value interest rate risk), credit risk and liquidity risk. The Entity’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse impacts on the Entity’s financial performance. The Entity does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Entity’s Central treasury department. The Entity’s treasury identifies, evaluates and hedges financial risks. The Board of Directors establishes principles for risk management, as well as for specific areas.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

(a)	Market risk (including cash flow and fair value interest rate risk)

The Entity’s interest rate risk arises from short and long-term borrowings and financial investments, substantially linked to the floating rates of the Interbank Deposit Certificate (CDI).

The Entity analyzes its interest rate exposure on a dynamic basis. Scenarios are analyzed taking into consideration refinancing and renewal of existing positions. Based on this analysis, the Entity monitors the risk of significant variation in the interest rate and calculates the impact on profit or loss.

(b)	Credit risk

Credit risk is managed on a centralized basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and other financial institutions, as well as credit exposures to customers, including outstanding receivables.

The Entity’s sales policy considers the credit risk level it is willing to accept in the course of its business. Enrollment for the next school period is blocked whenever a student is in default with the institution. The broad diversification of the receivables portfolio, the selectivity in accepting students, as well as the follow-up of maturities, are procedures adopted in order to minimize issues arising from default on accounts receivable.

The Entity maintains a provision for impairment of trade receivables to address credit risk. This credit analysis evaluates the credit quality of students taking into account the payment history, the period of the relationship with the institution and the credit analysis (SPC and Serasa).

(c)	Liquidity risk

This is the risk of the Entity not having sufficient liquid funds to meet its financial commitments, due to the mismatch of terms or volume in expected receipts and payments.

To manage liquidity of cash, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

3.2	Capital management

The Entity’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for quotaholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Entity monitors capital on the basis of the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the balance sheet) less cash and cash equivalents.

At June 30, 2020, the Entity has a cash surplus of R$ 187,163 (R$ 89,225 at December 31, 2020).

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

4	Financial instruments by category

	June 30, 2021	December 31, 2020
	Amortized cost	Amortized cost
Financial assets
Cash and cash equivalents	221,155	129,042
Trade receivables	69,322	62,574
Other assets (Rotesma)	1,746	3,950
Judicial deposits	711	717
Related parties	1,509	1,543

	294,443	197,826

	Amortized cost	Amortized cost
Financial liabilities
Trade payables	21,880	20,232
Borrowings	33,992	39,818
Related parties	27	26
Other payables	984	1,186
Lease liabilities	4,016	4,131

	60,899	65,392

5	Cash and cash equivalents

	June 30, 2021	December 31, 2020

Cash and checks	47	498
Short-term bank deposits	221,108	128,543

	221,155	129,042

The Entity’s cash and cash equivalents comprise cash and short-term bank deposits with a maturity not exceeding 90 days, held to meet short-term commitments and not for investment or other purposes, which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value. The average remuneration for financial investments is 120% of the CDI (120% of the CDI in 2020).

1-9

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

6	Trade receivables

	June 30, 2021	December 31, 2020

Current
Monthly tuition fees receivable	96,502	84,988
Credit agreements (a)	57,278	53,462
Monthly tuition fees receivable (b)	22,929	16,893
Student Financing Program (FIES) receivable	7,634	9,598
Other receivables	5,996	3,137
Provision for impairment of trade receivables (i)	(133,151)	(122,240)

	57,188	45,848

Non-current
Monthly tuition fees receivable (b)	12,134	15,962

Total trade receivables	69,322	61,180

(a)   Refers to the renegotiation of monthly tuition fees that are past due.

(b)   Refers to tuition fees receivable from students through its own financing program.

The aging of trade receivables at June 30 is as follows:

	June 30, 2021	December 31, 2020

Not yet due	30,222	27,848
From 01 to 30 days past due	12,715	10,238
From 31 to 60 days past due	9,064	6,919
From 61 to 90 days past due	10,289	7,848
From 91 to 120 days past due	8,144	5,818
From 121 to 150 days past due	7,690	5,958
From 151 to 180 days past due	5,306	2,868
From 181 to 365 days past due	25,448	24,804
More than 366 days past due	93,596	91,751
(-) Provision for impairment of trade receivables	(133,151)	(122,240)

	69,322	61,810

The increase in trade receivables is due to the expansion of the customer portfolio, which in the same period in 2020 comprised 230 thousand students and in June 2021 comprises approximately 307 thousand students.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

(i)	The changes in the provision for impairment of trade receivables are as follows:

	2021	2020

Opening balance – January, 31	122,240	80,833

Provision for the period	10,911	12,037

Closing balance – June, 30	133,151	92,870

7	Advances

	June 30, 2021	December 31, 2020

Advances to suppliers	907	1,368
Advances to employees	137	4,065
Advances to hub partners – Distance Learning Centers (i)	69,326	57,101
(-) Provision for losses with hub partners – Distance Learning Centers (i)	(4,341)	(3,189)
Other advances	1,843	939

	67,871	60,283

(-) Current	63,210	54,412

Non-current	4,661	5,871

(i)	A hub is a local operating unit and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

Advances represent amounts advanced to hub partner so that they can generate initial cash, develop the first customer portfolio and invest in media for the promotion of the unit. These amounts will be reimbursed by hub partner on a monthly basis in accordance with the terms stipulated in the contract, through the provision of services.

In 2020, due to the impacts of the COVID-19 pandemic, management carried out an analysis of the recoverability of the amounts advanced to the Distance Learning Centers and the subsequent recording of a provision for these recoverability of these credits. The change aimed to capture situations that could increase the risks of loss. Thus, there has been an increase in the provision for hub partner that have significant debt.

To this end, the Entity analyzes, in each partner, the relation between the balance of advances and the accumulated amount transferred. For partners with an index greater than 1.4, the Entity recorded a provision of 25%. For all others, the provision percentage used was 2%.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

In relation to the amounts that are recorded as past due, as a result of the COVID-19 pandemic, the Entity launched the “Sou + Mútuo” program, which will grant new payment deadlines for loans (past due and not yet due) for the units that achieve specific fund raising targets.

8	Related parties

(a)	Breakdown of balances

								June 30, 2021	December 31, 2020

	Centro Universitário	Soedmar	GP Adm.	Cesutec	ICETI	WWW ADM.	Other (i)	Total	Total

Assets
Non-current
Advances	2	1,257	130	8		54	58	1,509	1,543

Liabilities
Current
Trade payables					26			26	26

Profit or loss
Donations	830				1,480			2,310	5,624

(i)	Refers to:

Fundação Cesumar

Hoper Administração e Participações Ltda.

UPR - Unidade Paranaense de Ensino Superior Ltda.

WL Administração e Participações Ltda.

PL Administração e Participações Ltda.

(b)   Key management compensation

Key management includes members of the rectorate, prorectorate and executive board. The compensation paid or payable to key management totals R$ 14,399 at June 30, 2021 (2020 – R$ 13,005).

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), variable compensation and social security charges (contributions to the National Institute of Social Security (INSS) and the Government Severance Indemnity Fund for Employees (FGTS).

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

9	Recoverable taxes

	June 30, 2021	December 31, 2020

Income tax and social contribution (i)	3,264	3,264
Withholding Income Tax (IRRF)	237	200
PIS and COFINS	1,485	1,485
Other	8	6

	4,994	4,956

(i)	Due to the changes in legislation through RFB Normative Instruction 1,394/2013 referring to the calculation of income tax and social contribution using the method of the operating profit on tax-incentive activities, applicable to private higher education institutions that enrolled in PROUNI, the expectation of the Entity’s management is to realize in 2021 the balance of income tax and social contribution.

10	Inventories

	June 30, 2021	December 31, 2020

Storeroom supplies	308	486
Consumables	762	696
Inventory - Distance learning	1,473	1,825
Other	549	95

	3,092	3,101

11	Other assets

	June 30, 2021	December 31, 2020

Judicial deposits	711	717
Rotesma Ind. de Pré Moldados (i)	1,745	3,950
Instituto Salgado de Saude Integral	179	179
Sicoob quotas	396	339
Other	1,205	944
	4,236	6,129

(-) Current	2,501	4,579
Non-current	1,735	1,550

(i)	The balance refers to the termination of the contract signed with Rotesma Industria de Pré Moldados, initially contracted to build one of the blocks intended for the courses offered. The initial debt balance of R$ 6,200 will be received in 24 equal and monthly installments.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

12	Property and equipment

	Land	Buildings, facilities and improvements	IT and communication equipment	Industrial machinery and equipment	Furniture, fittings and tools	Vehicles	Other	Construction in progress	Total

At December 31, 2019	43,994	126,366	9,150	7,573	11,748	2,573	22,900	20,531	244,835
Additions	-	-	2,000	1,861	2,150	649	2,060	22,838	31,558
Disposals	-	-	-	(3)	-	-	-	(8)	(11)
Transfers	-	1,985	-	-	-	-	54	(2,039)	-
Depreciation	-	(2,335)	(2,065)	(608)	(897)	(459)	(1,546)	-	(7,910)
At June 30, 2020	43,994	126,016	9,085	8,823	13,001	2,763	23,468	41,322	268,472
At December 31, 2020	43,994	127,109	8,007	8,745	12,221	2,522	31,763	44,194	278,555
Additions	-	3,526	3,229	553	706	246	7,568	4,168	19,996
Disposals	-	-	-		-		-	(2,518)	(2,518)
Transfers	-	678		-	-	-		(678)	-
Depreciation	-	(2,503)	(1,917)	(679)	(958)	(446)	(1,880)	-	(8,383)
At June 30, 2021	43,994	128,810	9,319	8,619	11,969	2,322	37,451	45,166	287,650
Total cost	43,994	164,663	34,492	16,463	28,790	7,057	67,782	45,204	408,445
Accumulated depreciation	-	(35,853)	(25,173)	(7,844)	(16,821)	(4,735)	(30,331)	(38)	(120,794)
Net book value	43,994	128,810	9,319	8,619	11,969	2,322	37,451	45,166	287,650
Annual depreciation rate %	-	2	20	10	10	20	10	-

(a)	Review and adjustment of estimated useful lives

The Entity annually reviews the estimated economic useful lives of property and equipment items to calculate depreciation, as well as to determine the residual value of property and equipment items. There was no change in useful lives of property and equipment items in the period.

(b)	Significant transactions

The significant balances that comprise the construction in progress refer to the Curitiba campus R$ 23,177 and the 2nd phase of expansion of the Ponta Grossa unit amounting to R$ 8,454.

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

13	Intangible assets

	Software	Other	Total

At December 31, 2019	8,152	1,000	9,152
Purchases	1,377		1,377
Amortization	(2,299)		(2,299)
Net book value at June 30, 2019	7,230	1,000	8,230
At December 31, 2020	7,381	5,852	13,233
Purchases	1,590	-	1,590
Disposals	(150)	-	(150)
Amortization	(2,311)	-	(2,311)
Net book value	6,510	5,852	12,362
Total cost	25,172	5,852	31,024
Accumulated amortization	(18,662)		(18,662)
At June 30, 2021	6,510	5,852	12,362
Average annual amortization rate - %	20	20

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Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

14	Borrowings

(a)	Breakdown of balances

		June 30, 2021	December 31, 2020

Current
Working capital	100% DI*	13,554	16,171
BNDES** - machinery	TJLP + 3.2 p.a.	22	26
Other	Amplified Consumer Price Index (IPCA)	122	372

		13,698	16,569

Non-current
Working capital	100% DI*	20,294	23,238
BNDES** - machinery	TJLP + 3.2 p.a.		10

		20,294	23,248

Total borrowings		33,992	39,817

*Interbank Deposit

** National Economic and Social Development Bank

Borrowings are held in local currency (R$).

(b)	Maturity of contracts classified in non-current liabilities

Year	2021	2020

2022	5,587	11,388
2023	10,549	10,549
2024	4,158	4,158
	20,294	26,095
(c)	Changes in balances

	2021	2020

Opening balance January 1st	39,817	3,654

Proceeds from borrowings	-	40,000
Interest, monetary and foreign exchange variations provided for	638	347
Repayment - principal	(6,326)	(2,017)
Payment - interest	(137)

Closing balance June 30th	33,992	41,984

1-16

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

15	Leases

(i)	Balances recorded in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30, 2021	December 31, 2020

Right-of-use assets
Buildings	3,764	3,914

	3,764	3,914

Lease liabilities
Current	1,376	1,961
Non-current	2,640	2,170

	4,016	4,131

(ii)	Balances recorded in the statement of income

The statement of income shows the following amounts relating to leases:

	June 30, 2021	June 30, 2020

Amortization of right-of-use assets
Buildings	1,014	1,463
Interest expense (included in finance costs)	183	249

	1,197	1,712

The Entity leases commercial buildings to its own distance learning units and logistics warehouses. Rental contracts are typically made for fixed periods of 1 to 5 years.

Right-of-use assets

The changes in right-of-use assets are as follows:

	2021	2020
Opening balances - At January 1st	3,914	5,505
Additions due to new contracts	864	0
Depreciation expense	(1,014)	(1,463)

Closing balances - Right-of-use assets at June 30th	3,764	4,042

1-17

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

Lease liabilities

The changes in lease liabilities are as follows:

	2021	2020
Opening balances - At January 1st	4,131	6,106
Interest provided	183	249
Additions due to new contracts	864
Lease payments	(1,162)	(1,936)

Closing balances - Lease liabilities at June 30th	4,016	4,419

The Entity’s analysis of its contracts based on their maturity dates is presented below. The amounts are discounted to present value.

Contract maturity dates

Installment maturity dates

Less than 1 year	1,428
Between 1 and 2 years	2,095
Between 3 and 5 years	493

Lease liabilities at June 30, 2021	4,016

16	Trade and other payables

	June 30, 2021	December 31, 2020

Trade payables
Hub partners - Distance Learning Centers	13,448	10,638
Sundry suppliers	8,432	9,594
	21,880	20,232

Other payables
Advances from customers	6,049	10,332
Other	1,258	1,186
	7,307	11,518

Total - Trade and other payables	29,187	31,750

1-18

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

17	Obligations and social charges

	June 30, 2021	December 31, 2020

Salaries payable	8,931	6,472
Social security obligations and social charges	4,998	5,165
Provision for vacation pay and related charges	19,412	13,067
Other	95	169

	33,436	24,873
18	Taxes payable

	June 30, 2021	December 31, 2020

Services Tax (ISS)	2,635	2,079
Income tax and social contribution
- IRPJ and CSLL	112	570
Social Integration Program (PIS)	76	46
Social Contribution on Revenues (COFINS)	351	235
Withholding Income Tax (IRRF)	2,741	4,610
Other	244	234
	6,159	7,774

19	Provision for civil, labor and tax risks

(a)	Breakdown and changes in the provisions for legal claims

	Tax	Civil	Labor	Total

At December 31, 2019	3,551	2,079	5,789	11,419

Write-offs due to payment	-	(57)	(139)	(196)

At June 30, 2020	3,551	2,022	5,650	11,223

At December 31, 2020	3,704	3,408	7,955	15,067

Write-offs due to payment	-	(169)	(314)	(483)

At June 30, 2021	3,704	3,239	7,641	14,584

1-19

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

(b)	Possible losses, not provided for in the balance sheet

At June 30, 2021, the Entity has tax litigation involving risks of loss classified by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses has been recorded, as shown below:

	2021	2020

Labor	2,203	1,498
Civil	2,328	1,947

	4,531	3,445

20	Equity

(a)	Share Capital

At June 30, 2021 and December 31, 2020, fully paid-up share capital is divided into 58,500,000 registered common quotas, with a par value of R$ 1.00 (one real) each.

(b)	Capital reserve

At June 30, 2021 and December 31, 2020, the Entity had a capital reserve of R$ 39,548, referring to the surplus for the period in which it operated as a not-for-profit entity.

(c)	Dividends

In June 2021, dividends of R$ 9,624 (R$ 12,770 in the same period of 2020) were distributed.

(d)	Retained earnings

The retained earnings refers to the retention of the remaining balance of retained earnings and remains at the disposal of the quotaholders.

1-20

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

21	Net revenue

	June 30, 2021	June 30, 2020

Gross amount from undergraduate services	811,052	576,329
Gross amount from graduate services	16,820	17,552
Gross amount from clerk services	2,395	2,058
Gross amount from other services	818	691
Taxes on services	(13,206)	(10,160)
Scholarships (i)	(383,496)	(227,655)
Discounts and other deductions	(78,117)	(56,576)

	356,266	302,238

The net revenue of the onsite teaching increased by approximately 20% compared to 2020, mainly due to the increase in places for the Medicine course and the increase in the number of students, captured through new courses and expansion of campuses, as well as adjustment in the price list.

The net revenue of the EAD increased by approximately 33% compared to 2020, mainly as a result of the increase in the number of students.

(i)	The scholarships are divided as follows:

	June 30, 2021	June 30, 2020

PROUNI	48,658	39,248
Institutional - undergraduate	331,790	185,169
Institutional - graduate	3,048	3,238

	383,496	227,655

1-21

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

22	Other operating income and expenses

	June 30, 2021	June 30, 2020

Gain (loss) on disposal of property and equipment	(2,518)	-
Medical and veterinary services	783	1,024
Gym	330	206
Income - restaurant	100	596
Other operating income and expenses	701	75

	(595)	1,901

23	Costs and expenses by nature

	June 30, 2021	June 30, 2020

Personnel and payroll charges (i)	123,778	115,039
Third-party services	8,983	5,789
Utilities, cleaning and security	2,539	2,472
Teaching materials	7,141	2,735
Maintenance	10,811	9,595
Depreciation of right-of-use assets	1,014	1,463
Advertising and publicity	28,167	16,960
Travel	3,474	3,867
Depreciation and amortization	10,692	10,210
Other	18,498	21,761

	215,097	189,891

Distributed by:
Costs of services and sales	78,923	69,536
Selling expenses	27,725	21,465
General and administrative expenses	108,449	98,890

(i)	The costs with personnel and payroll charges increased due to the increase in the number of class-hours given because of the mix of courses offered and the related payroll charges.

1-22

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

24	Finance result, net

	June 30, 2021	June 30, 2020

Finance income
Interest income from monthly tuition fees	3,899	3,954
Income from financial investments	2,845	186
Discounts obtained	5	14
Other	61	10

	6,810	4,165

Finance costs
Interest on financial transactions	(946)	(135)
Discounts granted on monthly tuition fees	(2,040)	(1,848)
Interest paid on payments to suppliers	(8)	(39)
Bank expenses	(3,342)	(2,676)
Interest on lease liability	(183)	(249)
Other - finance costs	(20)	(432)

	(6,539)	(5,378)

Finance result, net	272	(1,214)

25	Income tax and social contribution

In accordance with Law 11,096/2005, regulated by Decree 5,493/2005 and standardized by Normative Instruction 456/2004 of the Internal Revenue Service, pursuant to Article 5 of Provisional Measure 213/2004, and Normative Instruction 1,394/2013, the higher education institutions enrolled in PROUNI are exempt, during the period of effectiveness of the enrollment agreement, from IRPJ and CSLL; among others, computation shall be based on the operating profit of exempt activities. The reconciliation of taxes calculated in accordance with the nominal rates and the amounts of taxes recorded in the years ended June 30, 2021 and 2020 are presented below:

1-23

Cesumar - Centro de Ensino Superior de Maringá Ltda.

Notes to the condensed interim

financial statements at June 30, 2021

All amounts in thousands of reais unless otherwise stated

	June 30, 2021	June 30, 2020

Profit before taxes	128,782	100,998
Nominal rates	34%	34%

IRPJ and CSLL at the
nominal rates	(43,786)	(34,339)

PROUNI adjustments	39,778	29,175
Permanent additions (donations, health care), net	(1,955)	(1,246)

IRPJ and CSLL in the results	(5,963)	(6,410)

Current	(6,679)	(6,398)
Deferred	718	(12)

IRPJ and CSLL in the results	(5,963)	(6,410)

26	Events after the reporting period – corporate change

On August 23, 2021, the Institution’s quotaholders entered into an agreement for the purchase and sale of quotas with VITRU Brasil Empreendimentos, Participações e Comércio S.A. (Vitru) for the sale of 100% of the entity’s share capital to Vitru. This transaction is subject to compliance with the conditions precedent provided for the aforementioned instrument and the approval of the Administrative Council for Economic Defense (CADE).

* * *

1-24

Item 2

CESUMAR – Centro de Ensino Superior de Maringá Ltda. — Audited financial statements of CESUMAR – Centro de Ensino Superior de Maringá Ltda. as of and for the years ended December 31, 2020 and 2019.

Report of Independent Auditors

To the Cesumar – Centro de Ensino Superior de Maringá Ltda.

We have audited the accompanying financial statements of Cesumar – Centro de Ensino Superior de Maringá Ltda., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cesumar – Centro de Ensino Superior de Maringá Ltda. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB.

/s/ PricewaterhouseCoopers Auditores Independentes

Maringá, Paraná

October, 22 2021

2-1

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Balance sheet as at December 31

All amounts in thousands of reais

Assets	2020	2019	Liabilities and equity	2020	2019

Current assets			Current liabilities
Cash and cash equivalents (Note 6)	129,042	26,833	Borrowings (Note 15)	16,569	3,047
Trade receivables (Note 7)	45,848	35,043	Trade payables (Note 17)	20,232	19,988
Advances (Note 8)	54,412	38,707	Obligations and social charges (Note 18)	24,873	26,317
Inventories (Note 11)	3,101	2,804	Taxes payable (Note 19)	7,774	5,605
Prepaid expenses	487	524	Related parties (Note 9)	26	27
Recoverable taxes (Note 10)	4,956	4,956	Lease liabilities (Note 16)	1,961	3,030
Other assets (Note 12)	4,579	3,974	Other payables (Note 17)	11,518	14,470
	242,426	112,841		82,953	72,485

Non-current assets			Non-current liabilities
Trade receivables (Note 7)	15,962	14,656	Borrowings (Note 15)	23,248	607
Related parties (Note 9)	1,543	1,447	Lease liabilities (Note 16)	2,170	3,076
Advances (Note 8)	5,871	7,110	Provision for civil, labor and tax risks (Note 20)	15,067	11,419
Other assets (Note 12)	1,550	5,421		40,485	15,102
Deferred taxes (Note 26)	15,948	13,429

Property and equipment (Note 13)	278,555	244,835	Equity (Note 21)
Leases – right of use (Note 16)	3,914	5,505	Share Capital	58,500	58,500
Intangible assets (Note 14)	13,233	9,152	Capital reserve	39,548	39,548
	336,575	301,556	Retained earnings	357,515	228,763
				455,563	326,811

Total assets	579,001	414,397	Total liabilities and equity	579,001	414,397

The accompanying notes are an integral part of these financial statements.

2-2

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of income

Years ended December 31

All amounts in thousands of reais

Statement of income
	2020	2019
Continuing operations
Net revenue (Note 22)	610,047	519,281
Cost of services and sales (Note 24)	(149,376)	(150,712)
Gross profit	460,671	368,569

Operating expenses
Selling expenses (Note 24)	(47,604)	(54,049)
Net impairment losses on financial assets	(20,368)	(21,039)
General and administrative expenses (Note 24)	(194,810)	(209,437)
Other operating income, net (Note 23)	3,229	8,270
Operating profit before finance result	201,118	92,314

Finance result, net (Note 25)
Finance income	9,640	10,444
Finance costs	(12,239)	(9,590)
	(2,599)	854

Profit before income tax and social contribution	198,519	93,168

Income tax and social contribution (Note 26)	(7,776)	(3,522)

Profit for the year	190,743	89,646

The accompanying notes are an integral part of these financial statements.

2-3

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

	2020	2019
Profit for the year	190,743	89,646
Other comprehensive income	-	-
Total comprehensive income for the year	190,743	89,646

The accompanying notes are an integral part of these financial statements.

2-4

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of changes in equity

All amounts in thousands of reais

		Reserves
				Retained
	Capital	Donations	Capital	earnings	Total
At December 31, 2018	58,500	11	39,537	178,505	276,553

Profit for the year	-	-	-	89,646	89,646
Dividends distributed (Note 21)	-	-	-	(39,388)	(39,388)
At December 31, 2019	58,500	11	39,537	228,763	326,811

Profit for the year	-	-	-	190,743	190,743
Dividends distributed (Note 21)	-	-	-	(61,991)	(61,991)
At December 31, 2020	58,500	11	39,537	357,515	455,563

The accompanying notes are an integral part of these financial statements.

2-5

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	2020	2019
Cash flows from operating activities

Profit before income tax and social contribution	198,519	93,168

Adjustments for:
Depreciation and amortization (Note 24)	21,192	18,531
Amortization of right-of-use assets (Note 16)	2,702	2,724
Provision for civil, labor and tax (Note 20)	3,648	2,628
Impairment of trade receivables (Note 7)	20,368	21,039
Interest and monetary variations, net (Notes 15 and 16)	1,926	576

Changes in assets and liabilities:
Trade receivables (Note 7)	(32,479)	(27,411)
Advances (Note 8)	(14,466)	(16,721)
Inventories (Note 11)	(297)	(434)
Recoverable taxes (Note 10)	(1)	62
Related parties (Note 9)	(97)	(139)
Other current and non-current assets (Note 12)	3,314	554
Trade payables (Note 17)	244	3,005
Obligations and social charges (Note 18)	(1,445)	3,683
Taxes payable (Note 19)	2,169	(1,549)
Other current and non-current liabilities	(2,951)	(315)
Cash from operations	202,346	99,401

Interest paid (Note 15)	(61)	(123)
Income tax and social contribution paid	(10,305)	(8,900)
Net cash provided by operating activities	191,980	90,378

Cash flows from investing activities
Purchases of property and equipment (Note 13)	(50,344)	(46,818)
Purchases of intangible assets (Note 14)	(8,649)	(3,278)
Net cash used in investing activities	(58,993)	(50,096)

Cash flows from financing activities
Proceeds from borrowings (Note 15)	40,276	248
Payment of borrowings (Note 15)	(5,536)	(4,099)
Payment of leases (Note 16)	(3,527)	(3,044)
Dividends paid to quotaholders (Note 21)	(61,991)	(39,388)
Net cash used in financing activities	(30,778)	(46,283)

Net increase (decrease) in cash and
cash equivalents for the year	102,209	(6,001)
Cash and cash equivalents at the beginning of the year	26,833	32,834
Cash and cash equivalents at the end of the year	129,042	26,833

The accompanying notes are an integral part of these financial statements.

2-6

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

1	General information

1.1	Operations

Cesumar – Centro de Ensino Superior de Maringá Ltda. (the “Entity”) is a limited liability entity headquartered in the city of Maringá, State of Paraná - Brazil.

In addition to its head office, the Entity has three other campuses in the following cities of the State of Paraná: Curitiba, Ponta Grossa and Londrina. The Entity also has a presence all over Brazil through distance learning (EAD) units, with 734 units at December 31, 2020 (unaudited).

The Entity is primarily engaged in the provision of educational, cultural, scientific and social services, at several educational levels, through the offering of graduation, extension and specialization courses for people in public and private enterprises.

The issue of these financial statements was authorized by the Entity’s Executive Board on October 20, 2021.

Purpose of financial statements

These financial statements have been prepared for inclusion in VITRU Limited’s Registration Statement with the United States Securities and Exchange Commission (SEC), pursuant to Rule 3-05 of Regulation SX under the Securities Act (“Rule 3-05”).

1.2	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The financial statements have been prepared under the historical cost convention.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Entity’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

1.3	COVID-19 impacts

The Entity has been monitoring the spread of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization (WHO). The Entity has been following the decisions of the WHO and the guidance of the Ministry of Health and decisions of the State and Municipal governments, and, since March 2, 2020, has been adopting measures to fight the COVID-19 pandemic, aiming to safeguard the health and interests of all the parties involved in the activities of the institution and preserve business continuity.

2-7

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

As regards onsite teaching, from March 20, 2020 the Entity’s onsite undergraduate and graduate education activities were replaced by remote activities through the digital platform “Studeo”, to ensure the learning process of students, without affecting the completion of the activities of the semester. The 2021 school year began on February 15 and classes returned in a hybrid form; a different group of students have onsite classes each week, and the other students have classes via the digital platform.

The Entity’s distance learning activities were not impacted and onsite tests were replaced by online tests. The new enrollment and re-enrollment processes continue as usual, with no initial impact on the recognition of revenue of enrolled students.

As to the Entity’s administrative activities, it adopted measures such as the change from onsite work to remote work from March 23, 2020, for positions that permit this type of system. There is no estimated date for the return of employees to onsite classes. Therefore, no relevant impacts related to this topic were identified in the Entity’s financial statements.

2	Summary of significant accounting policies

The main accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in the years presented, unless otherwise stated.

2.1	Functional and presentation currency

The items included in the financial statements are measured using the currency of the primary economic environment in which the Entity operates (“the functional currency”).

The financial statements are presented in Brazilian reais (R$), which is the Entity’s functional and presentation currency.

2.2	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid bank deposits with original maturities of three months or less, and with immaterial risk of change in value.

2.3	Financial assets

2.3.1	Classification

The Entity classifies its financial assets in the following measurement categories:

•	Measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

2-8

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

2.3.2	Recognition and derecognition

Purchases and sales of financial assets, when applicable, are recognized on the trade date, that is, the date on which the Entity commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Entity has transferred substantially all the risks and rewards of ownership.

2.3.3	Measurement

At initial recognition, the Entity measures a financial asset at its fair value plus, in the case of a financial asset not carried at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurements of financial assets depend on the Entity’s business model for managing the asset and the cash flow characteristics of the asset. There are measurement categories into which the Entity classifies its financial assets:

•	Amortized cost: Assets that are held for receipt of the contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition of the asset is recognized directly in profit or loss and presented in other net operating income. Impairment losses are presented as selling expenses in the statement of income.

2.3.4	Impairment of financial assets

The Entity assesses on a prospective basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through profit or loss.

For trade receivables, the Entity applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.3.5	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the entity or the counterparty.

2.4	Trade receivables

Trade receivables are amounts due for onsite and online higher education services rendered in the ordinary course of the Entity’s business. If receipt is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of trade receivables.

2-9

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

2.5	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost. Net realizable value is the estimated selling price in the ordinary course of business, less completion costs and selling expenses.

2.6	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. Historical cost includes finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Entity and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years

Buildings, facilities and improvements	50
Furniture fittings and tools	10
Machinery and equipment	5 – 10
Vehicles	5
IT and communication equipment	5

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is immediately written down to the recoverable amount when it exceeds that amount.

Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within “Other operating income, net” in the statement of income.

2.7	Intangible assets

Software

Computer software licenses are capitalized on the basis of the costs incurred to purchase and bring to use the specific software. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Entity are recognized as intangible assets.

2-10

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGUs)).

The Entity assessed the existence of indications of impairment for the period and did not identify any.

2.9	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due in one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.10	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to be prepared for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Entity and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred.

2.11	Provisions

Provisions for legal claims are recognized when: (i) the Entity has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2-11

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

2.12	Capital

Capital quotas are classified in equity.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of undergraduate and graduate teaching services in the ordinary course of the Entity’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts.

(a)	Net revenue from teaching services

Revenues include monthly tuition fees for undergraduate and graduate courses, monthly tuition fees for extension courses and certifications, in addition to charges and other services.

Revenue from teaching services are recognized over time when services are rendered to the customer and the Entity satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Entity expects to be entitled in exchange for those services. Revenues from teaching services are recognized net of scholarships from government programs, cancelations and other discounts, refunds and taxes.

(b)	Interest income

Interest income is recognized on the accrual basis, using the effective interest rate method.

Interest income on financial assets at amortized cost and financial assets at fair value through other comprehensive income calculated using the effective interest method is recognized in the statement of income as part of interest income.

(c)	Joint operations with hub partners

A hub is a local operating unit owned by third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

The contractual agreement between the Entity and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from distance learning and related accounts receivable are recognized only to the portion of the Company’s right to the jointly revenue. As a result, when the Company receives the student’s monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

2.14	Taxation

(a)	Current income tax and social contribution

The income tax and social contribution benefit or expense for the period comprise current taxes. Taxes on profit are recognized in the statement of income, except to the extent that they relate to items recognized directly in equity. In such cases, the taxes are also recognized in equity. For institutions that are enrolled in the University for All Program (PROUNI), the undergraduate teaching activities are subject to exemption, for the period of the enrollment contract, as regards Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL).

2-12

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(b)	University for All Program (PROUNI)

The Entity is enrolled in PROUNI and therefore is exempt, from the following federal taxes:

.	IRPJ and CSLL, established by Law 7,689 of December 15, 1988;

.	Social Contribution on Revenues (COFINS), established by Complementary Law 70 of December 30, 1991; and,

.	Social Integration Program (PIS), established by Complementary Law 7 of September 07, 1970.

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student’s request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable. The regulation of PROUNI defines that the revenue from traditional and technological under-graduation courses are exempt from PIS and COFINS.

(c)	PIS and COFINS

Revenues from teaching activities, except for undergraduate activities due to the enrollment in PROUNI, are subject to PIS and COFINS at the rates of 0.65% and 3.00%, respectively.

(d)	Municipal Scholarship Program (PROMUBE)

The Municipal Scholarship Program (PROMUBE) was established by the Municipal Government of Maringá, through Municipal Law 7,359/2006, and aims to grant full and partial (50%) scholarships for students of specific undergraduate or sequential courses in private higher education institutions of Maringá that are enrolled in PROMUBE, pursuant to the legislation that regulates the program.

Management understands that the number of scholarships offered is in accordance with the rules of the Scholarship Program and has been deducting from its obligations related to the Services Tax (ISSQN) the benefits of joining this program. The Entity obtained a reduction in the ISS payable of R$ 9,280 in 2020 (R$ 7,655 in 2019).

(e)	Deferred income taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction.

2-13

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

2.15	Leases

The Entity leases commercial buildings to its own distance learning units and logistics warehouses. Rental contracts are typically made for fixed periods of one to five years.

Lease terms are negotiated on an individual basis. Lease contracts do not include restrictive covenants. However, the related leased assets must not be given as guarantees for borrowings.

Assets and liabilities arising from a lease are initially measured at present value, using the implicit lease rate or an incremental rate.

Lease liabilities include the net present value of the following lease payments:

.	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

.	variable lease payments that depend on an index or rate;

.	amounts expected to be paid by the lessee, according to the residual value guarantees;

.	payments of penalties for terminating the lease if the lease term reflects the lessee exercising the option to terminate the lease.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment and with similar terms and conditions.

To determine the incremental borrowing rate, the Entity:

.	where possible, uses recent third-party financing received as a starting point, adjusted to reflect changes in financing conditions since the third-party financing was received;

.	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Entity, which does not have recent third party financing; and

.	makes adjustments specific to the rate, such as term, country, currency, and security.

The Entity is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between the principal and finance cost. Finance costs are charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost according to the following items:

.	the amount of the initial measurement of the lease liability;

2-14

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

.	any lease payments made at or before the commencement date less any lease incentives received;

.	any initial direct costs; and

.	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight-line basis. If the Entity is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.16	Profit distribution

Because the articles of incorporation do not establish minimum levels and/or rules for profit distribution, it only requires the approval of the partners. The profits paid to the Entity’s partners are recognized as deductions from retained earnings at the time of distribution.

2.17	Rounding of amounts

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand reais, unless otherwise stated.

2.18	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Entity has only joint operations.

Joint operations

The Entity recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operations are set out in Note 2.13 (c).

2.19	Amendments to new standards that are not yet effective

The following amendments to new standards were issued by the IASB but are not effective for 2020. The early adoption of standards, even though encouraged by the IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

•	Amendments to IFRS 9, IAS 39 and IFRS 7 “Financial Instruments”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”: the amendments set out in Phase 2 of the IBOR reform address issues that may affect financial reporting during the interest rate benchmark reform, including the effects of changes in contractual cash flows or hedge relationships arising from the replacement of a rate with an alternative benchmark interest rate (replacement issues). The effective date to apply such amendment is January 1, 2021. The Group’s contracts linked to EURIBOR and LIBOR are being reviewed between the parties and will be updated by the respective published alternative rates, plus spread. Management estimates that the adjusted cash flows will be economically equivalent to the original ones, and does not expect material impacts related to this replacement.

2-15

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

•	Amendment to IAS 16 “Property, Plant and Equipment”: in May 2020, IASB issued an amendment prohibiting an entity from deducting from the cost of the property, plant and equipment the amounts received from the sale of items produced while the asset is being prepared for its intended use. These revenues and related costs must be recognized in profit or loss. The effective date to apply this amendment is January 1, 2022.

•	Amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”: in May 2020, IASB issued this amendment to clarify that, to assess if a contract is onerous, the cost for the performance of a contract includes the incremental fulfillment costs of this contract and an allocation of other costs directly related to its fulfillment. The effective date to apply this amendment is January 1, 2022.

•	Amendment to IFRS 3 “Business Combinations”: issued in May 2020 with the objective of replacing the references of the former version of the conceptual framework with the most recent version. The amendment to IFRS 3 will be effective as from January 1, 2022.

•	Annual Improvements – 2018-2020 Cycle: in May 2020, IASB issued the following amendments as part of the annual improvement process, applicable as from January 1, 2022:

(i)	IFRS 9 – “Financial Instruments” – clarifies which rates should be included in the 10% test for the derecognition of financial liabilities.

(ii)	IFRS 16 – “Leases” – amendment of example 13 to exclude the example of lessor payments related to leasehold improvements.

(iii)	IFRS 1 – “First-time Adoption of the International Financial Reporting Standards” – simplifies the application of this standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of foreign exchange variations. IAS 41 – “Biological Assets” – removal of the requirement to exclude cash flows from taxation when measuring the fair value of biological assets and agricultural produce, thus aligning the fair value measurement requirements in IAS 41 with those of other IFRS standards.

These changes will not have a material impact on the Entity.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Entity’s financial statements.

3	Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, the Entity makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

2-16

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(a)	Provisions for civil, labor and tax risks

The Entity is a party to lawsuits at various levels. The provisions against potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by external legal counsel, and require a high judgment level on the matters involved.

(b)	Incremental rate on lessee’s borrowing

The incremental rate on the lessee’s borrowing is the one that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the leased asset, with similar terms.

IFRS 16/CPC 06(R2) allows the incremental rate to be determined for a group of contracts, based on the validation that the grouped contracts share similar features. The incremental borrowing rate was measured taking into account the Entity’s borrowing cost for real estate construction (object to which the lease contracts refer), which was (Long-Term Interest Rate) TJLP + 3%. The incremental rate established was 10.23% p.a. for contracts of up to 48 months; accordingly, the incremental rate used was the same for all lease contracts as none of the contracts in force, on the date of adoption, had a term that exceeded this period.

The Entity is not able to establish the implicit discount rate to be applied to its lease contracts. Accordingly, the incremental rate applied to the lessee’s borrowing is used to calculate the present value of lease liabilities at the initial recording of the contract.

(c)	Provision for expected credit losses for accounts receivable

The Entity recognizes a provision for expected credit losses for accounts receivable applying a simplified approach. As a result, the Entity does not track changes in credit risk, but recognizes an allowance for loan losses at each reporting date.

The Entity established a provision matrix based on its historical credit loss experience, adjusted for prospective factors specific to the debtors and the economic environment. In certain cases, however, the Entity may also consider an asset to be in default when internal or external information indicates that the Entity is unlikely to receive the contractual amount with the customer in full.

4	Financial risk management

4.1	Financial risk factors

The Entity’s activities expose it to a variety of financial risks: market risk (including cash flow or fair value interest rate risk), credit risk and liquidity risk. The Entity’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse impacts on the Entity’s financial performance. The Entity does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Entity’s Central treasury department. The Entity’s treasury identifies, evaluates and hedges financial risks. The Board of Directors establishes principles for risk management, as well as for specific areas.

2-17

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(a)	Market risk (including cash flow and fair value interest rate risk)

The Entity’s interest rate risk arises from short and long-term borrowings and financial investments, substantially linked to the floating rates of the Interbank Deposit Certificate (CDI).

The Entity analyzes its interest rate exposure on a dynamic basis. Scenarios are analyzed taking into consideration refinancing and renewal of existing positions. Based on this analysis, the Entity monitors the risk of significant variation in the interest rate and calculates the impact on profit or loss.

(b)	Credit risk

Credit risk is managed on a centralized basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and other financial institutions, as well as credit exposures to customers, including outstanding receivables.

The Entity’s sales policy considers the credit risk level it is willing to accept in the course of its business. Enrollment for the next school period is blocked whenever a student is in default with the institution. The broad diversification of the receivables portfolio, the selectivity in accepting students, as well as the follow-up of maturities, are procedures adopted in order to minimize issues arising from default on accounts receivable.

The Entity maintains a provision for impairment of trade receivables to address credit risk. This credit analysis evaluates the credit quality of students taking into account the payment history, the period of the relationship with the institution and the credit analysis (SPC and Serasa).

(c)	Liquidity risk

This is the risk of the Entity not having sufficient liquid funds to meet its financial commitments, due to the mismatch of terms or volume in expected receipts and payments.

To manage liquidity of cash, assumptions for future disbursements and receipts are determined, and these are monitored daily by the treasury area.

4.2	Capital management

The Entity’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for quotaholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Entity manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Entity may adjust the dividend payment to quotaholders.

At December 31, 2020, the Entity had a capital structure designed to enable its growth strategy. Investment decisions take into consideration the expected return potential. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

2-18

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

5	Financial instruments by category

	2020	2019
Financial assets	Amortized cost	Amortized cost
Cash and cash equivalents	129,042	26,833
Trade receivables	61,810	49,699
Other assets (Rotesma)	3,950	5,425
Judicial deposits	717	1,952
Related parties	1,543	1,447
	197,062	85,356

Financial liabilities	Amortized cost	Amortized cost
Trade payables	20,232	19,988
Borrowings	39,818	3,654
Related parties	26	27
Lease liabilities	4,131	6,106
Other payables	1,186	1,634
	65,393	31,409

Fair Values

The Entity assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables, borrowings, lease liabilities and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

6	Cash and cash equivalents

	2020	2019

Cash and checks	499	271
Short-term bank deposits	128,543	26,562

	129,042	26,833

The Entity’s cash and cash equivalents comprise cash and short-term bank deposits with a maturity not exceeding 90 days, held to meet short-term commitments and not for investment or other purposes, which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value. The average remuneration for financial investments in 2020 was 120% of the CDI (100% of the CDI in 2019).

2-19

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

7	Trade receivables

	2020	2019

Current
Monthly tuition fees receivable	84,998	72,055
Credit agreements	53,463	43,253
Monthly tuition fees receivable (a)	16,893	12,454
Student Financing Program (FIES) receivable	9,598	6,814
Other receivables	3,136	2,341
Provision for impairment of trade receivables (i)	(122,240)	(101,872)
	45,848	35,043
Non-current
Monthly tuition fees receivable (a)	15,962	14,656

Total trade receivables	61,810	49,699

(a)	Refers to tuition fees receivable from students through its own financing program.

The aging of trade receivables at December 31 is as follows:

	2020	2019
Not yet due	27,848	22,758
From 01 to 30 days past due	10,238	10,209
From 31 to 60 days past due	6,919	4,642
From 61 to 90 days past due	7,848	5,759
From 91 to 120 days past due	5,818	6,406
From 121 to 150 days past due	5,958	5,048
From 151 to 180 days past due	2,868	4,168
From 181 to 365 days past due	24,804	17,952
More than 366 days past due	91,751	74,631
(-) Provision for impairment of trade receivables	(122,240)	(101,872)
	61,810	49,699

(i)	The changes in the provision for impairment of trade receivables are as follows:

	2020	2019
Opening balance	101,872	80,833
Provision for the year	20,368	21,039
Closing balance	122,240	101,872

2-20

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

8	Advances

	2020	2019
Advances to suppliers	1,368	4,174
Advances to employees	4,065	4,875
Advances to hub partners – Distance Learning Centers (i)	57,101	38,309
(-) Provision for losses with partners – Distance Learning Centers (i)	(3,189)	(2,589)
Other advances	938	1,048
	60,283	45,817

(-) Current	54,412	38,707
Non-current	5,871	7,110

(i)	A hub is a local operating unit and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the distance learning courses.

Advances represent amounts advanced to hub partner so that they can generate initial cash, develop the first customer portfolio and invest in media for the promotion of the unit. These amounts will be reimbursed by hub partner on a monthly basis in accordance with the terms stipulated in the contract, through the provision of services.

In 2020, due to the impacts of the COVID-19 pandemic, management carried out an analysis of the recoverability of the amounts advanced to the Distance Learning Centers and the subsequent recording of a provision for these recoverability of these credits. The change aimed to capture situations that could increase the risks of loss. Thus, there has been an increase in the provision for hub partner that have significant debt.

To this end, the entity analyzes, in each partner, the relation between the balance of advances at December 31, 2020 and the 2020 accumulated amount transferred. For partners with an index greater than 1.4, the Entity recorded a provision of 25%. For all others, the provision percentage used was 2%.

In relation to the amounts that are recorded as past due, as a result of the COVID-19 pandemic, the Entity launched the “Sou + Mútuo” program, which will grant new payment deadlines for loans (past due and not yet due) for the units that achieve specific fund raising targets.

2-21

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

9	Related parties

(a)	Breakdown of balances

								2020	2019
	Centro Universitário	Soedmar	GP Adm.	Cesutec	ICETI	WWW ADM.	Other (i)	Total	Total

Assets
Non-current
Advances	2	1,312	116	8		54	51	1,543	1,447

Liabilities
Current
Trade payables					26			26	27

Profit or loss
Donations	1,394				4,230			5,624	4,375

(i)	Refers to:

Fundação Cesumar

Hoper Administração e Participações Ltda.

UPR – Unidade Paranaense de Ensino Superior Ltda.

PL Administração e Participações Ltda.

WL Administração e Participações Ltda.

(b)	Significant transactions

Cesumar acquired 50% (fifty percent) of a PHENOM 100 aircraft, model BEM-500, year of manufacture 2014, Brazilian registration PP-WMP, jointly with the holding company WM Administração e Participações. The contract was signed between the parties on July 21, 2020, with a value of R$ 8,340 as follows: payment of R$ 6,386 on September 10, 2020 and R$ 1,954, subject to monthly settlement of the financing installments.

(c)	Key management compensation

Key management includes members of the rectorate, prorectorate and executive board. The compensation paid or payable to key management totals R$ 26,263 at December 31, 2020 (2019 – R$ 26,483).

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), variable compensation and social security charges (contributions to the National Institute of Social Security (INSS) and the Government Severance Indemnity Fund for Employees (FGTS).

2-22

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

10	Recoverable taxes

	2020	2019
Income tax and social contribution (i)	3,264	3,264
Withholding Income Tax (IRRF)	199	200
PIS and COFINS (ii)	1,485	1,485
Other	8	7
	4,956	4,956

(i)	Due to the changes in legislation through RFB Normative Instruction 1,394/2013 referring to the calculation of income tax and social contribution using the method of the operating profit on tax-incentive activities, applicable to private higher education institutions enrolled in PROUNI, the expectation of the Entity’s management is to realize in 2021 the balance of income tax and social contribution.

(ii)	For PIS and COFINS balances, realization is expected in 2021.

11	Inventories

The Entity maintains as inventory items:

	2020	2019
Storeroom supplies	486	234
Consumables	695	405
Inventory – Distance learning	1,825	1,973
Other	95	192
	3,101	2,804

12	Other assets

Other assets include credits arising from unusual businesses in relation to the Entity’s main activity, and their balance comprises:

	2020	2019

Judicial deposits (ii)	717	1,952
Rotesma Ind. De Pré Moldados (i)	3,950	5,425
Instituto Salgado de Saude Integral	179	179
Sicoob quotas	339	279
Other	944	1,560

	6,129	9,395

(i)	The balance refers to the termination of the contract signed with Rotesma Industria de Pré Moldados, initially contracted to build one of the blocks intended for the courses offered. The initial debt balance of R$ 6,200 will be received in 24 equal and monthly installments.

(ii)	Refers to judicial deposits, mostly of a labor nature.

2-23

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

13	Property and equipment

(a)	Breakdown of balances

		Buildings,	IT and	Industrial	Furniture,
		facilities and	communication	machinery and	fittings			Construction
	Land	improvements	equipment	equipment	and tools	Vehicles	Other	in progress	Total
At December 31, 2018	42,894	93,716	8,059	5,775	11,369	1,420	19,408	36,317	218,958
Additions	1,100	270	5,174	2,678	2,413	1,877	5,231	28,075	46,818
Disposals	-	-	(18)	(1)	(477)	(2)	(2)	(6,320)	(6,820)
Transfers	-	36,479	11	99	79	-	873	(37,541)	-
Depreciation	-	(4,099)	(4,076)	(978)	(1,636)	(722)	(2,610)	-	(14,121)

At December 31, 2019	43,994	126,366	9,150	7,573	11,748	2,573	22,900	20,531	244,835

Additions	-		2,808	2,434	2,323	899	11,350	31,840	51,654
Disposals	-	-	-	(3)	-	-	-	(1,307)	(1,310)
Transfers	-	5,430	112	-	-	-	1,073	(6,615)	-
Depreciation	-	(4,687)	(4,063)	(1,259)	(1,850)	(1,205)	(3,560)	-	(16,624)

At December 31, 2020	43,994	127,109	8,007	8,745	12,221	2,267	31,763	44,449	278,555

Total cost	43,994	160,460	31,792	15,911	27,890	6,531	59,905	44,449	390,931
Accumulated depreciation	-	(33,351)	(23,785)	(7,166)	(15,669)	(4,264)	(28,142)	-	(112,376)

Net book value	43,994	127,109	8,007	8,745	12,221	2,267	31,763	44,449	278,555

Average annual depreciation rate %	-	2	20	10	10	20	10	-

2-24

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(b)	Review and adjustment of estimated useful lives

The Entity annually reviews the estimated economic useful lives of property and equipment items to calculate depreciation, as well as to determine the residual value of property and equipment items.

(c)	Significant transactions

The significant balances that comprise the construction in progress refer to the Curitiba campus R$ 22,196 and the 2nd phase of expansion of the Ponta Grossa unit amounting to R$ 7,466. The balance referring to the acquisition of the aircraft is disclosed in Note 9 – Related parties.

14	Intangible assets

	Software	Other	Total
At December 31, 2018	9,283	1,001	10,284

Purchases	3,278	-	3,278
Disposals	- -	--	-
Amortization	(4,409)	(1)	(4,410)
Net book value	(1,131)	(1)	(1,132)

Total cost	20,025	1,001	21,026
Accumulated amortization	(11,873)	(1)	(11,874)
At December 31, 2019	8,152	1,000	9,152

Purchases	3,796	4,853	8,649
Transfers	-	-	-
Disposals	--	-	-
Amortization	(4,567)	(1)	(4,568)
Net book value	7,381	5,852	13,233

Total cost	23,821	5,853	29,674
Accumulated amortization	(16,440)	(1)	(16,441)
At December 31, 2020	7,381	5,852	13,233
Average annual amortization rate – %	20

2-25

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

15	Borrowings

(a)	Breakdown of balances

		2020	2019
Current
Working capital	100% DI*	16,171	-
BNDES** – machinery	TJLP + 3.2 p.a.	26	2,542
Other	Amplified Consumer Price Index (IPCA)	372	505
		16,569	3,047

Non-current
Working capital	100% DI*	23,238	-
BNDES** – machinery	TJLP + 3.2 p.a.	10	33
Other	IPCA	-	574
		23,248	607
Total borrowings		39,817	3,654

* Interbank Deposit

** National Economic and Social Development Bank

In view of the uncertainties at the beginning of the pandemic and the credit offer at lower cost by banks, due to the reduction in the Special System for Settlement and Custody (SELIC) rate, the Entity obtained a borrowing of R$ 40 million from Banco Itaú during the first half of the year, seeking to be prepared in the event it required funds; however, the use of these funds was not necessary up to the end of the current year.

Borrowings are held in local currency (R$).

(b)	Maturity of contracts classified in non-current liabilities

Year	2020	2019
2021		497
2022	8,541	69
2023	10,549	41
2024	4,158	-
	23,248	607

(c)	Changes in balances

	2020	2019
Opening balance	3,654	7,972

Proceeds from borrowings	40,276	248
Interest, monetary and foreign exchange variations provided for	1,485	82
Transfers (leases)	-	(427)
Payment- principal	(5,536)	(4,098)
Payment – interest	(60)	(123)
Closing balance	39,817	3,654

2-26

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(d)	Covenants

The Entity is in compliance with all covenants in its borrowing contracts, namely:

Contract number	Bank	Covenants
013610970-9	Itaú	(clause 9): “(f) occurrence of any process of corporate reorganization or change of control, either direct or indirect, in which the Client is involved".
12287294	Bradesco	(clause 8): “e) if there is a change or transfer, for any purpose, of the shareholding control or ownership of the issuer's quotas, and also if it is merged, spun off, combined or undergoes a corporate reorganization."
22126864	Itaú	(f) occurrence of any process of corporate reorganization or change of control, either direct or indirect, in which the Client is involved;
22126864	Itaú	(g) change in the Client's corporate purpose or core business or sale of commercial establishment or significant portion of assets or rights of its permanent assets.

16	Leases

(i)	Balances recorded in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2020	2019
Right-of-use assets
Buildings	3,914	5,505
	3,914	5,505
Lease liabilities
Current	1,961	3,030
Non-current	2,170	3,076
	4,131	6,106

Additions to the right-of-use assets during the 2020 financial year were R$ 1,111. The amounts shown in the table above are net of depreciation.

(ii)	Balances recorded in the statement of income

The statement of income shows the following amounts relating to leases:

	2020	2019
Amortization of right-of-use assets
Buildings	2,702	2,724
Interest expense (included in finance costs)	441	494
	3,143	3,218

Lease payments in 2020 with interest totaled R$ 3,527 thousand.

2-27

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

Right-of-use assets

The changes in right-of-use assets are as follows:

At January 1, 2019	5.219
Additions due to new contracts	3.010
Depreciation expense	(2.724)

Right-of-use assets at December 31, 2019	5.505

At January 1, 2020	5,505
Additions due to new contracts	1,111
Depreciation expense	(2,702)
Right-of-use assets at December 31, 2020	3,914

Lease liabilities

The changes in lease liabilities are as follows:

At January 1, 2019	5,219
Transfer of financial liabilities	426
Interest provided	494
Additions due to new contracts	3,010
Lease payments	(3,043)

Lease liabilities at December 31, 2019	6,106

At January 1, 2020	6,106
Interest provided	441
Additions due to new contracts	1,111
Lease payments	(3,527)
Lease liabilities at December 31, 2020	4,131

The Entity’s analysis of its contracts based on their maturity dates is presented below. The amounts are not discounted to present value.

Contract maturity dates

Installment maturity dates

Less than 1 year	1,637
Between 1 and 2 years	1,019
Between 3 and 5 years	1,475
Lease liabilities at December 31, 2020	4,131

2-28

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

17	Trade and other payables

	2020	2019
Trade payables
EAD units (i)	10,638	8,526
Sundry suppliers	9,594	11,462
	20,232	19,988

Other payables
Advances from customers	10,332	12,936
Other	1,186	1,534
	11,518	14,470
Total - Trade and other payables	31,750	34,458

(i)	Refers to the amount to be transferred to the EAD units in the normal course of their activities. The EAD units receive a portion of monthly fees for services provided at distance learning units.

18	Obligations and social charges

	2020	2019
Salaries payable	6,472	6,777
Social security obligations and social charges	5,165	5,189
Provision for vacation pay and related charges	13,067	14,305
Other	169	46
	24,873	26,317

19	Taxes payable

	2020	2019
Services Tax (ISS)	2,079	534
Income tax and social contribution
- IRPJ and CSLL	570	698
Social Integration Program (PIS)	46	43
Social Contribution on Revenues (COFINS)	235	205
Withholding Income Tax (IRRF)	4,610	3,419
Taxes payable in installments (i)	-	537
Other	234	169

	7,774	5,605

20	Provision for civil, labor and tax risks

(a)	Breakdown and changes in the provisions for legal claims

	Tax	Civil	Labor	Total
At December 31, 2018	3,407	1,453	3,936	8,796
Additions	144	626	1,853	2,623
Write-offs due to payment	-
At December 31, 2019	3,551	2,079	5,789	11,419
Additions	153	1,329	2,166	3,648
Write-offs	-	-	-	-
At December 31, 2020	3,704	3,408	7,955	15,067

2-29

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(b)	Possible losses, not provided for in the balance sheet

At December 31, 2020, the Entity has tax litigation involving risks of loss classified by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses has been recorded, as shown below:

	2020	2019
Labor	2,203	1,498
Civil	2,328	1,947
	4,531	3,445

21	Equity

(a)	Share Capital

At December 31, 2020, fully paid-up share capital is divided into 58,500,000 registered common quotas, with a par value of R$ 1.00 (one real) each.

(b)	Capital reserve

At December 31, 2020, the Entity had a capital reserve of R$ 39,548, referring to the surplus for the period in which it operated as a not-for-profit entity.

(c)	Dividends

At December 31, 2020, dividends of R$ 61,991 (2019 – R$ 39,388) were distributed.

(d)	Retained earnings

The Retained earnings refers to the retention of the remaining balance of retained earnings and remains at the disposal of the quotaholders.

22	Net revenue

	2020	2019

Gross amount from undergraduate services	1,180,250	873,765
Gross amount from graduate services	34,095	30,153
Gross amount from clerk services	3,896	4,936
Gross amount from other services	1,562	2,255
Taxes on services	(22,072)	(17,099)
Returns	(30)	(2)
Scholarships (i)	(494,638)	(299,364)
Discounts and other deductions	(93,016)	(75,364)

	610,047	519,281

2-30

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

(i)	The scholarships are divided as follows:

	2020	2019
PROUNI	89,004	74,404
Institutional – undergraduate	399,403	218,710
Institutional – graduate	6,231	6,250
	494,638	299,364

23	Other operating income, net

	2020	2019
Medical and veterinary services	1,147	3,191
Gym	140	631
Income – restaurant	1,113	1,787
Other operating income and expenses	828	2,661

	3,229	8,270
24	Costs and expenses by nature

	2020	2019
Personnel and payroll charges	236,242	244,453
Third-party services	13,516	11,688
Utilities, cleaning and security	3,901	4,802
Teaching materials	5,513	6,854
Maintenance	17,382	19,395
Advertising and publicity	45,257	54,227
Travel	5,971	12,872
Depreciation and amortization	23,895	18,531
Contingencies	3,856	2,628
Other	36,259	38,748
	391,790	414,198

Costs of services and sales	143,531	146,203
Selling expenses	47,604	54,049
General and administrative expenses	200,656	213,946
	391,790	414,198

2-31

Cesumar – Centro de Ensino Superior de Maringá Ltda.

Notes to the financial statements
at December 31, 2020

All amounts in thousands of reais unless otherwise stated

25	Finance result, net

	2020	2019
Finance income
Interest income from monthly tuition fees	6,964	7,517
Income from financial investments	1,799	2,292
Discounts obtained	18	33
Other	859	601
	9,640	10,444
Finance costs
Interest on financial transactions	(1,528)	(544)
Discounts granted on monthly tuition fees	(3,751)	(3,569)
Interest paid on payments to suppliers	(49)	(33)
Bank expenses	(5,412)	(4,387)
Interest on lease liability	(441)	(494)
Other – finance costs	(1,058)	(563)
	(12,239)	(9,590)
Finance result, net	(2,600)	855

26	Income tax and social contribution

In accordance with Law 11,096/2005, regulated by Decree 5,493/2005 and standardized by Normative Instruction 456/2004 of the Internal Revenue Service, pursuant to Article 5 of Provisional Measure 213/2004, and Normative Instruction 1,394/2013, the higher education institutions enrolled in PROUNI are exempt, during the period of effectiveness of the enrollment agreement, from IRPJ and CSLL, among others; computation shall be based on the operating profit of exempt activities. The reconciliation of taxes calculated in accordance with the nominal rates and the amounts of taxes recorded in the years ended December 31, 2020 and 2019 are presented below:

	2020	2019
Profit before taxes	198,519	93,168
Nominal rates	34%	34%
IRPJ and CSLL at the
nominal rates	(67,496)	(31,677)
PROUNI tax benefits	61,198	29,099
Permanent additions (donations, health care), net	(1,478)	(944)
IRPJ and CSLL in the results	(7,776)	(3,522)
Current	(10,295)	(9,493)
Deferred	2,519	5,971
IRPJ and CSLL in the results	(7,776)	(3,522)

27	Events after the reporting period – corporate change

Through the ninth amendment to the articles of incorporation, the owners decided to transfer the ownership interest belonging to two family holding companies to the individuals who constituted the capital of the holding companies. This decision had no impact of control or change of officers – it was only a strategic decision of management, and had no impact on covenants disclosed in note 15 (d).

On August 23, 2021, the Institution’s quotaholders entered into an agreement for the purchase and sale of quotas with VITRU Brasil Empreendimentos, Participações e Comércio S.A. (Vitru) for the sale of 100% of the entity’s share capital to Vitru. This transaction is subject to compliance with the conditions precedent provided for the aforementioned instrument and the approval of the Administrative Council for Economic Defense (CADE).

* * *

2-32

Item 3

Vitru Limited — Unaudited pro forma condensed consolidated financial information of Vitru Limited as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar,” to acquire the entire share capital of Unicesumar. Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá – Paraná. Unicesumar has approximately 760 hubs and 331 thousand students, including 314 thousand in digital education. Unicesumar also has a sizeable presence in health-related on-campus courses, particularly Medicine, with more than 1,600 students in 348 current medical seats.

The closing of the transaction is subject to customary conditions precedent, including antitrust and other regulatory approvals.

Set forth below are the unaudited pro forma condensed consolidated statement of financial position as of June 30, 2021 and the unaudited pro forma condensed consolidated statements of operations for the six-month period ended June 30, 2021 and for the year ended December 31, 2020.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

We expect to incur integration costs and synergies from the consolidation of Unicesumar. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that may result from the consolidation of Unicesumar.

The Unicesumar acquisition by Vitru will be accounted for as a business combination in accordance with IFRS 3 — Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions, and will be revised upon final calculations during the one year measurement period as from the acquisition date. Therefore, the actual adjustments may differ from the pro forma adjustments, and the differences may be material.

Additionally, the final determination of the fair value of assets acquired and liabilities assumed on the Unicesumar acquisition will be based on the actual net tangible and intangible assets and liabilities of Unicesumar that existed as of the closing date. Accordingly, the pro forma purchase price adjustments presented herein may not reflect any final purchase price adjustments. We estimated the fair value of Unicesumar’s assets and liabilities based on discussions with Unicesumar’s management, due diligence and preliminary work performed by third-party valuation specialists. As the final valuations are being performed, increases or decreases in the fair value of the assets acquired and liabilities assumed will result in adjustments, which may result in material differences from the information presented herein.

3-1

Unaudited pro forma condensed consolidated statement of financial position

As of June 30, 2021

(amounts in thousands of reais)

ASSETS	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
CURRENT ASSETS
Cash and cash equivalents	143,229	221,155	(82,457)	2(b)/(c)	281,927
Short-term investments	486,104	-	(400,000)	2(b)	86,104
Trade receivables	136,990	57,188			194,178
Income taxes recoverable	-	-			-
Prepaid expenses	9,776	64,277			74,053
Other current assets	1,459	10,587			12,046
TOTAL CURRENT ASSETS	777,558	353,207	(482,457)		648,308
NON-CURRENT ASSETS
Trade receivables	6,248	12,134			18,382
Indemnification assets	7,753	-			7,753
Deferred tax assets	72,646	16,665	(89,311)	2	-
Other non-current assets	1,577	7,905			9,482
Right-of-use assets	134,971	3,764	244,267	2(d)	383,002
Property and equipment	99,287	287,650	(226,122)	2(c)	160,815
Intangible assets	664,825	12,362	3,464,039	2(e)	4,141,226
TOTAL NON-CURRENT ASSETS	987,307	340,480	3,392,873		4,720,660
TOTAL ASSETS	1,764,865	693,687	2,910,416		5,368,968
LIABILITIES
CURRENT LIABILITIES
Trade payables	35,051	21,880	20,967	2(g)	77,898
Loans and financing	152,155	13,698			165,853
Lease liabilities	25,840	1,376	21,235	2(d)	48,451
Labor and social obligations	38,413	33,436			71,849
Income taxes payable	5,147	6,159			11,306
Taxes payable	2,881	-			2,881
Prepayments from customers	6,782	-			6,782
Accounts payable from acquisition of subsidiaries	142,665	-	539,940	2(a)	682,605
Other current liabilities	2,092	7,334			9,426
TOTAL CURRENT LIABILITIES	411,026	83,884	582,142		1,077,052
NON-CURRENT
Loans and financing	-	20,294	1,553,779	2(b)	1,574,073
Lease liabilities	132,631	2,640	223,032	2(d)	358,303
Share-based compensation	52,409	-			52,409
Accounts payable from acquisition of subsidiaries	136,495	-			136,495
Provisions for contingencies	13,392	14,584			27,976
Deferred tax liabilities	-	-	523,234	2	523,234
Other non-current liabilities	634	3,526			4,160
TOTAL NON-CURRENT LIABILITIES	335,561	41,044	2,300,045		2,676,650
TOTAL LIABILITIES	746,587	124,929	2,882,187		3,753,703
EQUITY	1,018,278	568,758	28,229	2(f)	1,615,265
TOTAL LIABILITIES AND EQUITY	1,764,865	693,687	2,910,416		5,368,968

3-2

Unaudited pro forma condensed consolidated statement of profit and loss

For the six-month period ended June 30, 2021

(amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	317,146	356,266			673,412
Cost of services rendered	(112,563)	(82,246)	(10,309)	2(c)/(d)/(e)	(205,118)
GROSS PROFIT	204,583	274,019	(10,309)		468,293
General and administrative expenses	(42,045)	(105,126)	(19,542)	2(e)	(166,713)
Selling expenses	(63,295)	(27,725)	(28,819)	2(e)	(119,839)
Net impairment losses on financial assets	(52,908)	(12,063)			(64,971)
Other income (expenses), net	426	(595)			(169)
Operating expenses	(157,822)	(145,509)	(48,361)		(351,692)
OPERATING PROFIT	46,761	128,511	(58,670)		116,602
Financial income	17,822	6,810			24,632
Financial expenses	(31,317)	(6,539)	(51,324)	2(b)/(d)	(89,180)
Financial results	(13,495)	271	(51,324)		(64,548)
PROFIT (LOSS) BEFORE TAXES	33,266	128,782	(109,994)		52,054
Current income taxes	(17,888)	(6,679)	13,561	2(h)	(11,006)
Deferred income taxes	21,871	717	23,837	2(h)	46,425
Income taxes	3,983	(5,962)	37,398		35,419
NET INCOME (LOSS) FOR THE PERIOD	37,249	122,820	(72,596)		87,473
Basic earnings per share (R$)	0.68			2(i)	2.89
Diluted earnings per share (R$)	0.63			2(i)	2.75

3-3

Unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2020

(amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	519,179	610,047			1,129,226
Cost of services rendered	(221,452)	(149,376)	(21,902)	2(c)/(d)/(e)	(392,730)
GROSS PROFIT	297,727	460,671	(21,902)		736,496
General and administrative expenses	(73,852)	(194,810)	(60,051)	2(e)/(g)	(328,713)
Selling expenses	(86,604)	(47,604)	(57,639)	2(e)	(191,847)
Net impairment losses on financial assets	(76,840)	(20,368)			(97,208)
Other income (expenses), net	512	3,229			3,741
Operating expenses	(236,784)	(259,553)	(117,690)		(614,027)
OPERATING PROFIT	60,943	201,118	(139,592)		122,469
Financial income	36,558	9,640			46,198
Financial expenses	(64,418)	(12,239)	(143,464)	2(a)/(b)/(d)	(220,121)
Financial results	(27,860)	(2,599)	(143,464)		(173,923)
PROFIT (LOSS) BEFORE TAXES	33,083	198,519	(283,056)		(51,454)
Current income taxes	(19,556)	(10,295)	34,303	2(h)	4,452
Deferred income taxes	38,587	2,519	61,936	2(h)	103,042
Income taxes	19,031	(7,776)	96,239		107,494
NET INCOME (LOSS) FOR THE PERIOD	52,114	190,743	(186,817)		56,040
Basic earnings per share (R$)	2.79			2(i)	2.17
Diluted earnings per share (R$)	2.68			2(i)	2.10

Notes to unaudited pro forma condensed consolidated financial information

(amounts in thousands of reais, except per share data)

1.	Basis of preparation.

The unaudited pro forma condensed consolidated statement of financial position is based on the historical unaudited interim consolidated financial statements of Vitru and the historical unaudited interim financial statements of Unicesumar, appearing elsewhere in this Form 6-K, and gives effect to the Unicesumar acquisition as if it had been consummated on June 30, 2021.

The unaudited pro forma condensed consolidated statement of operations for the six-month period ended June 30, 2021 is based on the historical unaudited interim consolidated financial statements of Vitru and the historical unaudited interim financial statements of Unicesumar, appearing elsewhere in this Form 6-K, and gives effect to the Unicesumar acquisition as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020 is based on the historical audited consolidated financial statements of Vitru, incorporated by reference in this Form 6-K, and the historical audited financial statements of Unicesumar, appearing elsewhere in this Form 6-K, and gives effect to the Unicesumar acquisition as if it had been consummated on January 1, 2020.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances.

The unaudited pro forma condensed consolidated financial information is presented for information purposes only.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Unicesumar acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical financial statements of Unicesumar.

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with IFRS.

3-4

2.	Pro Forma adjustments and assumptions

Vitru has performed a preliminary valuation analysis of the fair market value of Unicesumar’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, Vitru has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Closing Date had been June 30, 2021.

		Note
Cash consideration	2,593,719
Vitru’s Shares issue (7,182 thousand shares at US$ 17.2 per share)	617,957
Total consideration	3,211,676	(a)

Book value of Unicesumar’s shareholders’ equity at June 30, 2021	568,758
Book value of property to be transferred to Soedmar	(208,578)	(c)
Pro forma adjusted book value of Unicesumar’s shareholders’ equity	360,180

Fair value adjustments
Customer relationships	276,667
Brand	408,990
Non-compete agreement	153,726
Software	30,738
Teaching-learning material (TLM)	24,522
Operation licenses for distance learning	786,841
Leasing contracts	56,264
Licenses to operate medical courses	63,856
Deferred taxes on temporary differences	(612,545)
Total fair value impacts	1,189,059
Total pro forma goodwill	1,662,437

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Vitru has the approval of all the regulators and completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant and equipment, (3) changes in allocations to intangible assets such as customers relationships, Operation licenses for distance learning and Additional medical seats as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the acquisition, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description adjustment is provided as follows:

(a)	Consideration paid was estimated based on the terms of the transaction considering that the owners of Unicesumar will receive cash and Vitru’s shares as agreed in the terms of the acquisition. Consideration will consist of R$ 2,594 million to be paid in cash plus 7,182 thousand Vitru’s Shares to be Issued on the Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the Vitru’s Shares to be issued have been valued using the June 30, 2021 quoted market price of US$ 17.20 per share. Actual consideration will be based on share price on the Closing Date.

Purchase consideration	3,211,676%
Cash payable at the acquisition date	2,053,779	63.95%
Payable after 12 months (i)	539,940	16.81%
Payable through the issuance of new Vitru shares (ii)	617,957	19.24%

(i) Reflects the estimated adjustment to financial expenses resulting from the interest expense from the monetary indexation by the CDI rate on the amounts payable in installments of the purchase consideration. The estimated adjustment to financial expenses amounted to R$ (41,950) for the year ended December 31, 2020. No adjustment was reflected for the six months period ended June 30, 2021; due to the fact the payables are due within 12 months from the Closing date.

(ii) If the Vitru quoted market price per Vitru’s Share on the Closing Date had increased/decreased by 10% compared to the June 30, 2021 quoted market price, the consideration paid would have increased/decreased by approximately R$ 61.8 million, and, as a consequence, goodwill would have increased/decreased by the same amount.

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(b)	It is assumed that as of June 30, 2021 the cash consideration of R$ 2,053,779 will be paid as follows:

Cash and cash equivalents	100,000
Short term investments	400,000
Loans and financing	1,553,779
Total	2,053,779

Vitru has secured a firm credit line from leading Brazilian banks up to an aggregate amount of R$1.95 billion (five-year financing) for the transaction. In order to have sufficient resources to pay the cash portion of the acquisition price, which amounts R$2,053,779, the Company will use its own cash (R$500,000) plus resources from a firm credit line (R$1,553,779). For the pro-forma purposes, the credit line represented an increase in Loans and financing in the total amount of R$1,553,779 as of June 30, 2021.

It is assumed that the secured credit line would bear interest at approximately CDI+2.75% p.a. The related estimated financial expense for the credit line obtained above amounted R$ 85.6 million for the year ended December 31, 2020 and R$ 43.4 million for the six-month period ended June 30, 2021.

(c)	As a precondition for the Transaction, some assets will be transferred/sold by Unicesumar to the previous owners, therefore these assets, which are currently reflected in the Unicesumar financial historical information, will not be part of the Business combination. The adjustments below reflect the elimination of (i) the book value of property and equipment to be transferred from Unicesumar to Soedmar Sociedade Educacional de Maringá Ltda (Soedmar) prior to the Closing Date and (ii) the book value of property and equipment of Unicesumar to be sold to the current shareholders of Unicesumar prior to the Closing Date. Such tangible assets, as detailed below, will not be included in the net assets acquired by Vitru:

Assets to be transferred
Lands	47,520
Buildings	122,856
Construction in progress	38,202
Total assets to be transferred (c.1)	208,578
Assets to be sold
Lands	5,378
Buildings	4,682
Airplane	7,483
Total assets to be sold at book value (c.2)	17,543
Total	226,121

(c.1) The adjustment is reflected as a reduction of Unicesumar equity as demonstrated in (a) above.

(c.2) The adjustment is reflected as an increase in cash and a decrease in Property and Equipment in the statement of financial position.

Also it reflects the elimination of depreciation expense of such assets amounting R$ 3,488 for the six-month period ended June 30, 2021 and R$ 5,689 for the year ended December 31, 2020.

(d)	The adjustment reflects the estimated fair value of the leasing contract for the right of use of certain Land and Building (refer to (c) above) to be signed prior to the Closing Date between Unicesumar and Soedmar (as disclosed in “c” above, this is a precondition for the transaction).

Also it reflects (i) the amortization expenses resulting from the recognition of estimated right-of-use assets of R$ (6,107) for the six months period ended June 30, 2021 and R$ (12,213) for the period ended December 31, 2020, and (ii) the interest expense related to the financial liability related to the lease liability of R$ (7,951) for the six months period ended June 30, 2021 and R$ (15,901) for the period ended December 31, 2020.

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(e)	The adjustment reflects the recognition of the fair value impacts from goodwill, identified assets and their amortization as detailed bellow:

Identifiable assets acquired	Pro forma fair value	Expected life in years
Customer relationships	276,667	4.8
Brand	408,990	26.5
Non-compete agreement	153,726	6.5
Software	30,738	7.0
Teaching-learning material (TLM)	24,522	3.0
Operation licenses for distance learning	786,841	-
Leasing contracts	56,264	20.0
Licenses to operate medical courses	63,856	-
Pro forma goodwill	1,662,437	-
Total pro forma Identifiable assets + goodwill	3,464,041

	Six-months period ended	Year ended
Identifiable assets - amortization	June 30, 2021	December 31, 2020
Customer relationships	28,819	57,639
Brand	7,717	15,434
Non-compete agreement	11,825	23,650
Software	2,196	4,391
Teaching-learning material (TLM)	4,087	8,174
Leasing contracts	1,407	2,813
Total	56,051	112,101

Cost of services rendered	7,690	15,378
General and administrative expenses	19,542	39,084
Selling expenses	28,819	57,639
Total	56,051	112,101

The amortization is calculated using the straight-line method over the expected life of the asset.

(f)	Represents the elimination of Unicesumar’s shareholders equity plus the issuance of 7,182 million shares of Vitru at US$ 17.20 per share – note (a).

(g)	The adjustment reflects the transaction costs related to the transaction incurred by the Company amounting R$ (20,967) for the period ended December 31, 2020.

(h)	Reflects the estimated income taxes effects on the pro forma adjustments considering the effective rate of 34%.

(i)	The following table reflects the pro forma profit and share data used in the basic and diluted pro forma EPS calculations:

	Six-months period ended	Year ended
	June 30, 2021	December 31, 2020
Net income attributable to the shareholders of the Company	87,473	56,040
Weighted average number of outstanding common shares (thousands)	30,245	25,884
Weighted average number of outstanding common shares (thousands) - Effects of dillution from shared based compensation plan	1,586	763
Basic earnings per common share (R$)	2.89	2.17
Diluted earnings per common share (R$)	2.75	2.10

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(j)	The following reclassifications were made in the pro forma presentation to align the historical financial statements of Unicesumar to the pro forma financial information provided for Vitru:

	Unicesumar Historical	Reclassification	Pro forma Vitru
Advances	63,210	(63,210)	-
Prepaid expenses	1,067	63,210	64,277
Prepaid expenses	64,277	-	64,277

	Unicesumar Historical	Reclassification	Pro forma Vitru
Inventories	3,092	(3,092)	-
Recoverable taxes	4,994	(4,994)	-
Other assets	2,501	8,086	10,587
Prepaid expenses	10,587	-	10,587

	Unicesumar Historical	Reclassification	Pro forma Vitru
Related parties	1,509	(1,509)	-
Advances	4,661	(4,661)	-
Other assets	1,735	6,170	7,905
Other non-current assets	7,905	-	7,905

	Unicesumar Historical	Reclassification	Pro forma Vitru
Related parties	27	(27)	-
Other payables	7,307	27	7,334
Other current liabilities	7,334	-	7,334

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Ltd.

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial Officer

Date: October 22, 2021